ALLIED GOLD LIMITED

1 December 2009

Companies Announcement Office
Australian Securities Exchange Limited

OFF-MARKET TAKEOVER BID FOR AUSTRALIAN SOLOMONS GOLD LIMITED

Allied Gold Limited ABN 86 104 855 067 (**ALD**) advises, in relation to the off-market takeover bid by ALD and its child entity AGL (ASG) Pty Ltd ACN 139 239 52 (together, **Allied Gold**) for Australian Solomons Gold Limited (**ASG**), that:

1. The Offer Period in respect of Offers dated 2 October 2009 (**Offers**) made in accordance with the bidder's statement from Allied Gold in relation to Allied Gold's off-market takeover bid for all the ordinary shares in ASG has been extended to 8:00 pm on 14 December 2009 (Toronto time).

2. Allied Gold had a relevant interest in 19.9% of the ordinary shares of ASG, being securities in the bid class under the Offers, when the first of the Offers were made.

3. As at 1 December 2009 Allied Gold had a relevant interest in 95.18% of the ordinary shares of ASG, being securities in the bid class under the Offers.

4. As at 1 December 2009 Allied Gold has taken ownership of 123,531,981 ASG ordinary shares, representing 95.18% of the ordinary shares of ASG, being securities in the bid class under the Offers.

Yours faithfully
ALLIED GOLD LIMITED

Peter Torre
Company Secretary